

November 2, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Matthew Beale
Chief Financial Officer
780 Third Avenue, 25th Floor
New York, New York 10017

      Re: **Fuel Systems Solutions, Inc.**
              Form 10-K for the year ended December 31, 2009
              Filed March 8, 2010
              File No. 001-32999

Dear Mr. Beale:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>- Results of Operations, page 23</u>

1. Please revise future filings to discuss and analyze both revenue and cost of revenue separately for each segment. Also, please expand your discussion of operating income by segment to quantify and discuss the changes in the significant cost components included in selling, general and administrative expense, and research and development expense.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 33

2. We note that you have identified foreign currency risk as one of your market risks. Please revise your discussion of foreign currency risk in future filings to use one of the three alternative disclosures set forth in Item 305 of Regulation SK.

Audited Financial Statements

Balance Sheet, page F-4

3. We note that your accounts receivable balance has almost doubled between December 31, 2008 and 2009, however, your allowance for doubtful accounts did not similarly increase and in fact, it decreased during 2009. Please explain to us the reason for this significant increase in accounts receivable and explain why you believe the allowance for doubtful accounts is adequate at December 31, 2009.

Note 2. Acquistions, page F-11

- Acquisition of Distribudora Shopping S.A., page F-11

4. We note your disclosure the $17.5 million purchase price of Distribuidora Shopping includes $9.9 million of shares of common stock. Please tell us, and disclose in the notes to the financial statements in future filings, the method used to determine the fair value of the 322,800 shares of stock issued. See guidance in ASC 805-30-50-1(b).

5. We note that your disclosure of the purchase price allocation of Distribuidora includes a line item for total tangible assets, including cash of $96. Please tell us, and revise your disclosure in future filings to disclose, the amounts recognized for each major class of assets acquired, as well as for liabilities assumed. See ASC 805-20-50-1(c). Similarly, please tell us and disclose the nature and amount of major classes and liabilities acquired in the Teleflex Power Systems business. Also, for any acquired receivables of either Distribuidora Shopping or Teleflex, please disclose the fair value of the receivables, the gross contractual amount of the receivables, and the best estimate of any contractual cash flows not expected to be collected. See ASC 805-20-50-1(b).

- Purchase of Remaining 50% Interest in WMTM, page F-12

6. We note that you calculated the difference between the carrying value and the fair value of the previously held interest in WMTM as a $1.4 million gain. Please tell us the

amount of the acquisition-date fair value of the equity interest in WMTM held by you immediately before the acquisition date. Also, please explain to us how you calculated or determined the fair value of the previously held equity interest and tell us why you believe it appropriately resulted in a gain. See ASC 805-10-50-2(g).

- Acquisition of Teleflex Incorporated's Power Systems Business, page F-12

7. We note your disclosure of pro forma information related to the acquisition of the Teleflex Power Systems business. Please tell us the amounts of revenue and earnings of Teleflex's Power Systems business since the acquisition date that have been included in the consolidated income statement for the year ended December 31, 2009.   See ASC 805-10-50-2(h). Also, we note your disclosure earlier in Note 2 that the acquisition of Distribuidora Shopping was a non-material business combination and as such pro forma disclosures are not presented. However, in light of the fact that together it appears that Distribuidora Shopping, Teleflex and WMTM are material acquisitions in the aggregate, we would expect to see the disclosures required by 805-20-50-2 for these acquisitions, in the aggregate. Please revise future filings as appropriate. Refer to the guidance outlined in ASC 805-10-50-3.

Note 6. Goodwill and Intangibles, page F-16

8. We note your disclosure that during 2008 you recorded an impairment charge of $3.9 million to fully impair IMPCO Australia's goodwill balance. Please explain to us why this goodwill impairment was recorded in the BRC segment, rather than the IMPCO segment.

Note 14. Commitments and Contingencies
- Deferred Compensation Plan, page F-28

9. We note that the value of the common stock invested in the deferred compensation plan is recorded as a liability at market value on the balance sheet and any changes in the market value are recorded in selling, general and administrative expense. Please revise future filings to include the fair value disclosures set forth in ASC 820-10-50 related to this liability measured at fair value on a recurring basis.

Form 10-Q for the Quarter Ended June 30, 2010

Note 6. Equity Investments, page 9

10. We note that during the first quarter of 2010 you acquired indirect control of the Board of Directors of MTE, an equity method investee, and therefore began to consolidate the investment. Please explain to us in more detail why you believe consolidation is appropriate. As part of your response, please tell us the percentage of your ownership interest in MTE and also explain to us whether you have obtained direct or indirect

control over the <u>voting interest</u> in MTE. Also, please explain in further detail how the two board members elected to MTE's Board of Directors in February 2010 are related to the Company.

<u>Note 18. Subsequent Events, page 18</u>

11. We note your disclosure that subsequent to the quarter ended June 30, 2010 you entered into an asset purchase agreement to acquire Productive Concepts International LLC's alternative fuel vehicle business. Please note that ASC 805-30-50-3 requires that you disclose the information in ASC 805-30-50-1 unless the initial accounting for the business combination is incomplete at the time the financial statements are issued. In that situation, you should describe which disclosures could not be made and the reason why they could not be made. Please revise future filings accordingly.

12. We note from your disclosure that as part of the PCI transaction, further performance payments of up to $20 million, in the Company's stock, may be made in the future based on achievement of 2011 and 2012 revenue targets. Please tell us, and disclose in future filings, how you intend to account for these performance payments if the revenue targets are met.

<u>Certifications, Exhibits 31.1 and 31.2</u>

13. In future filings, please revise to conform the language of the certifications exactly to that set forth in Item 601(b)(31) of Regulation S-K. In this regard, please revise the second paragraph to refer to "this report," as opposed to "this annual report."

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>General</u>

14. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

<u>Engagement of a Compensation Consultant, page 21</u>

15. We note that you target total compensation for your executives at or below the median of your competitive marketplace for executive talent. In future filings, please disclose the process you undertake to "target" compensation. Specifically disclose whether you use benchmarking, and if so, disclose the companies against which you benchmark.

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       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters or you may contact Chanda DeLong at (202) 551-3490. Please contact me at (202) 551-3813 with any other questions.

                     Sincerely,

                     Linda Cvrkel
                     Branch Chief